                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1 )*
                                           ---

                         Dal-Tile International Inc.
- -------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  23426R108
- -------------------------------------------------------------------------------
                                (CUSIP Number)

           December 31, 2001 - Filing pursuant to Rule 13d-1(b)(2)
- -------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [X] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23426R108

- ---------------------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Boston Partners Asset Management, L.P.

- ---------------------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a)  [   ]
                                                                   (b)  [   ]
         Not applicable

- ---------------------------------------------------------------------------------------------
   3.    SEC USE ONLY


- ---------------------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

- ---------------------------------------------------------------------------------------------
                         5.   SOLE VOTING POWER
     NUMBER OF
      SHARES                  -0- shares
   BENEFICIALLY          ---------------------------------------------------------------------
     OWNED BY            6.   SHARED VOTING POWER
       EACH
    REPORTING                 580,000 shares
     PERSON              ---------------------------------------------------------------------
      WITH:              7.   SOLE DISPOSITIVE POWER

                              -0- shares
                         ---------------------------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER

                              580,000 shares
- ---------------------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         580,000 shares

- ---------------------------------------------------------------------------------------------
  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

         Not applicable

- ---------------------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.0 %

- ---------------------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IA
- ---------------------------------------------------------------------------------------------

CUSIP NO. 23426R108

- ---------------------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Boston Partners, Inc.

- ---------------------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a)  [   ]
                                                                   (b)  [   ]
         Not applicable

- ---------------------------------------------------------------------------------------------
   3.    SEC USE ONLY


- ---------------------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
- ---------------------------------------------------------------------------------------------
                          5.  SOLE VOTING POWER
     NUMBER OF
      SHARES                  -0- shares
   BENEFICIALLY           -------------------------------------------------------------------
     OWNED BY             6.  SHARED VOTING POWER
       EACH
     REPORTING                580,000 shares
      PERSON              -------------------------------------------------------------------
       WITH:              7.  SOLE DISPOSITIVE POWER

                              -0- shares
                          -------------------------------------------------------------------
                          8.  SHARED DISPOSITIVE POWER

                              580,000 shares
- --------------------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         580,000 shares

- ---------------------------------------------------------------------------------------------
  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

         Not applicable

- ---------------------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.0 %

- ---------------------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
- ---------------------------------------------------------------------------------------------

CUSIP NO. 23426R108

- -----------------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Desmond John Heathwood

- -----------------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a)  [   ]
                                                                   (b)  [   ]
         Not applicable

- -----------------------------------------------------------------------------------------
   3.    SEC USE ONLY


- -----------------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

- -----------------------------------------------------------------------------------------
                         5.   SOLE VOTING POWER
      NUMBER OF
       SHARES                 -0- shares
    BENEFICIALLY         -----------------------------------------------------------------
      OWNED BY           6.   SHARED VOTING POWER
        EACH
      REPORTING               580,000 shares
       PERSON            -----------------------------------------------------------------
        WITH:            7.   SOLE DISPOSITIVE POWER

                              -0- shares
                        -----------------------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER

                              580,000 shares
- ----------------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         580,000 shares

- -----------------------------------------------------------------------------------------
  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)

         Not applicable

- -----------------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.0 %

- -----------------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
- -----------------------------------------------------------------------------------------

Item 1.        (a)    Name of Issuer:
                      --------------
                      Dal-Tile International Inc. (the "Issuer")

               (b)    Address of Issuer's Principal Executive Offices:
                      -----------------------------------------------
                      7834 Hawn Freeway, Dallas, Texas, 75217

Item 2.        (a)    Names of Persons Filing:
                      -----------------------
                      Boston Partners Asset Management, L.P. ("BPAM"), Boston
                      Partners, Inc. ("Boston Partners"), and Desmond John
                      Heathwood.  BPAM, Boston Partners, and Mr. Heathwood are
                      sometimes referred to collectively herewith as the
                      "Reporting Persons."

               (b)    Address of Principal Business Office or, if None, Residence:
                      -----------------------------------------------------------
                      The address of the principal business office of BPAM, Boston
                      Partners, and Mr. Heathwood is 28 State Street, 20th Floor,
                      Boston, MA 02109.

               (c)    Citizenship:
                      -----------
                      BPAM is a Delaware limited partnership.  Boston Partners
                      is a Delaware corporation.  Mr. Heathwood is a United
                      States citizen.

               (d)    Title of Class of Securities:
                      ----------------------------
                      Common Stock, $.01 par value ("Common Stock").

               (e)    CUSIP Number:  23426R108
                      ------------

Item 3.        If this statement is filed pursuant to Sections 240.13d-1(b) or
               ---------------------------------------------------------------
               240.13d-2(b) or (c), check whether the person filing is a:
               ----------------------------------------------------------

               (a)    [ ]  Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).

               (b)    [ ]  Bank as defined in section 3(a)(6) of the Act (15
                           U.S.C. 78c).

               (c)    [ ]  Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).

               (d)    [ ]  Investment company registered under section 8 of
                           the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)    [X]  An investment adviser in accordance with Section
                           240.13d-1(b)(1)(ii)(E).

               (f)    [ ]  An employee benefit plan or endowment fund in
                           accordance with Section 240.13d-1(b)(1)(ii)(F).

               (g)    [ ]  A parent holding company or control person in
                           accordance with Section 240.13d-1(b)(1)(ii)(G).

               (h)    [ ]  A savings association as defined in section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i)    [ ]  A church plan that is excluded from the definition
                           of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j)    [ ]  Group, in accordance with Section
                           240.13d-1(b)(1)(ii)(J).

Item 4.        Ownership.
               ---------

               Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

               (a) Amount beneficially owned: Each of the Reporting Persons may be deemed to own beneficially 580,000 shares of Common Stock at December 31, 2001. BPAM owns of record 580,000 shares of Common Stock. As sole general partner of BPAM, Boston Partners may be deemed to own beneficially all of the shares of Common Stock that BPAM may be deemed to own beneficially. As principal stockholder of Boston Partners, Mr. Heathwood may be deemed to own beneficially all of the Common Stock that Boston Partners may be deemed to own beneficially. Therefore, each of the Reporting Persons may be deemed to own beneficially 580,000 shares of Common Stock of the Issuer.

               (b)    Percentage of class:  1.0 % for all Reporting Persons.

               (c)    Number of shares as to which the person has:

                      (i) Sole power to vote or to direct the vote: 0 shares for all Reporting Persons.

                      (ii)   Shared power to vote or to direct the vote:
                             580,000 shares for all Reporting Persons.

                      (iii) Sole power to dispose or to direct the disposition of: 0 shares for all Reporting Persons.

                      (iv) Shared power to dispose or to direct the disposition of: 580,000 shares for all Reporting Persons.

               Instruction. For computations regarding securities which represent a right to acquire an underlying security see
               Section 240.13d-3(d)(1).

               Pursuant to Rule 13d-4, each of Boston Partners and Mr. Heathwood expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer.

Item 5.        Ownership of Five Percent or Less of a Class.
               --------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

               Instruction: Dissolution of a group requires a response to this item.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
               ---------------------------------------------------------------

               If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

               BPAM holds all of the above 580,000 shares under management for its clients, who have the right to direct the receipt of dividends, to receive dividends from such shares and to receive the proceeds from the sale of such shares. None of these clients holds more than five percent of the Common Stock of the Issuer.

Item 7.        Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on By the Parent Holding
               -------------------------------------------------------------
               Company.
               -------

               If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.
               ---------------------------------------------------------

               If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

               Not applicable. BPAM, Boston Partners and Mr. Heathwood expressly disclaim membership in a "group" as defined in Rule 13d-5(b)(1).

Item 9.        Notice of Dissolution of Group.
               ------------------------------

               Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

               Not applicable.

Item 10.       Certification.
               -------------

               By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE


        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1 hereto.

Dated:  January 15, 2002


BOSTON PARTNERS ASSET MANAGEMENT, L.P.

By:     Boston Partners, Inc.
        its general partner

        By:    /s/ Mary Ann Iudice
               --------------------
               William J. Kelly
               Treasurer and Senior Vice President
               By:    Mary Ann Iudice
                      Attorney-in-Fact*


BOSTON PARTNERS, INC.

        By:    /s/ Mary Ann Iudice
               --------------------
               William J. Kelly
               Treasurer and Senior Vice President
               By:    Mary Ann Iudice
                      Attorney-in-Fact*

/s/ Mary Ann Iudice
- -------------------
Desmond John Heathwood
by:     Mary Ann Iudice
        Attorney-in-Fact**





* Signed pursuant to a Power of Attorney executed by William J. Kelly (contained as Exhibit [24.2] to this Schedule 13G filed with the Securities and Exchange Commission on February 9, 2001, and incorporated herein by reference).

**   Signed pursuant to a Power of Attorney executed by Desmond John Heathwood
(contained as Exhibit [24.1] to this Schedule 13G filed with the Securities and Exchange Commission on February 9, 2001, and incorporated herein by reference).

                                                                     Exhibit 1

                                    AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Dal-Tile International Inc.

        This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

        EXECUTED this 15th day of January, 2002.

BOSTON PARTNERS ASSET MANAGEMENT, L.P.

By:     Boston Partners, Inc.
        its general partner

        By:    /s/ Mary Ann Iudice
               --------------------
               William J. Kelly
               Treasurer and Senior Vice President
               By:    Mary Ann Iudice
                      Attorney-in-Fact*


BOSTON PARTNERS, INC.

        By:    /s/ Mary Ann Iudice
               --------------------
               William J. Kelly
               Treasurer and Senior Vice President
               By:    Mary Ann Iudice
                      Attorney-in-Fact*

/s/ Mary Ann Iudice
- -------------------
Desmond John Heathwood
by:     Mary Ann Iudice
        Attorney-in-Fact**





* Signed pursuant to a Power of Attorney executed by William J. Kelly (contained as Exhibit [24.2] to this Schedule 13G filed with the Securities and Exchange Commission on February 9, 2001, and incorporated herein by reference).

**   Signed pursuant to a Power of Attorney executed by Desmond John Heathwood
(contained as Exhibit [24.1] to this Schedule 13G filed with the Securities and Exchange Commission on February 9, 2001, and incorporated herein by reference).